February 27, 2007

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Frontier Airlines Holdings, Inc.
Annual Report on Form 10-K for the year ended March 31, 2006
File No. 0-51890
Quarterly Report on Form 10-Q for the period ended December 31, 2006

Dear Ms. Cvrkel:

We have the following responses to the comments on the above-captioned matter included in your letter dated February 13, 2007. Our responses are numbered to correspond to the numbers of comments in your letter.

Annual Report on Form 10-K for the year ended March 31, 2006

Liquidity and Capital Resources

Contractual Obligations, page 46

1.
We note that you have contracts for the delivery of seventeen aircraft over the next three years. Although we understand it is industry practice to order new aircraft before securing the necessary financing, and although you have stated that you believe you will be able to secure such financing, disclosure should be added to inform investors that there can be no assurance that you will be able to obtain the necessary financing, similarly to the relevant discussion in risk factors. In light of the materiality of the amounts involved, the uncertainties associated with the industry’s competitive pressures as well as significant recent cost increases, expand your disclosure to discuss: (a) if true, the non-cancelable nature of your contracts for the delivery of new aircraft, (b) the anticipated financing for your firm commitments and (c) the fact that if you are unable to secure all the necessary financing required to purchase all these new aircraft, you could face loss of pre-delivery payments, as well as other penalties and damages associated with claims for breach of contract.

We will expand our disclosure in future filings to read substantially as follows:

“As of March 31, 2006, we have remaining firm purchase commitments for 17 additional aircraft that have scheduled delivery dates beginning in June 2006 and continuing through August 2010. We also have remaining firm purchase commitments for two spare engines scheduled for delivery in September 2006 and December 2009. Included in the purchase commitments are the remaining amounts due Airbus and amounts for spare aircraft components to support the additional purchase and leased aircraft. We are not under any contractual obligations with respect to spare parts.

We have secured financing commitments totaling approximately $179,000,000 for seven of these additional aircraft, including commitments for all of our Airbus deliveries until February 2008. To complete the purchase of the remaining aircraft, we must secure additional aircraft financing totaling approximately $300,000,000 assuming bank financing was used for the remaining 10 aircraft. The terms of the purchase agreement do not allow for cancellations of any of the purchase commitments. If we are unable to secure all the necessary financing it could result in the loss of pre-delivery payments and deposits previously paid to the manufacturer totaling $11,750,000 for these aircraft for which we have not yet secured financing. We expect to finance these remaining firm commitments through various financing alternatives, including, but not limited to, domestic and foreign bank financing, leveraged lease arrangements or sale/leaseback transactions. There can be no assurances that additional financing will be available when required or will be on acceptable terms. Additionally, the terms of the purchase agreement with the manufacturer would require us to pay penalties or damages in the event of any breach of contract with our supplier, including possible termination of the agreement. As of March 31, 2006, we had made pre-delivery payments on future aircraft deliveries totaling $40,449,000, of which $5,097,000 relates to aircraft for which we have not yet secured financing and $35,352,000 relates to aircraft for which we have secured financing.

2.
Reference is made to the last sentence in the first paragraph of footnote 2 in Contractual Obligations. We note that the “aircraft supplemental rent” payments is not included as an obligation in the table as they are contingent based on a future performance metric (i.e. flight hours flown). However, we believe readers should be provided with additional information for the potential extent of this future obligation by including amounts of additional supplemental rent payments that were made in each of the last three historical fiscal years ended March 31, 2004 through 2006.

We will expand our disclosure in future filings to read substantially as follows:

“As of March 31, 2006, we have leased 32 Airbus A319 type aircraft and two Airbus A318 aircraft under operating leases with expiration dates ranging from 2013 to 2018. Under all of our leases, we have made cash security deposits or arranged for letters of credit representing approximately two months of lease payments per aircraft. At March 31, 2006, these deposits totaled of $16,483,000. Additionally, we are required to make additional payments under the leases to cover the cost of major scheduled maintenance overhauls of these aircraft. These additional payments are based on the number of flight hours flown and/or flight departures and are not included as minimal rental obligations in the table above. During the years ended March 31, 2006, 2005, and 2004, additional rent expense to cover the cost of major scheduled maintenance overhauls of these aircraft totaled $24,926,000, $25,158,000, and $21,466,000, respectively, and are included in maintenance expense in the Statement of Operations.

Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition

3.
Please tell us and expand your revenue recognition accounting policy to disclose how you account for and recognize additional nonrefundable fees (i.e., “change fees” assessed when a customer modifies their travel dates on a nonrefundable airline ticket. Your disclosure should also address if change fees are evaluated as a separate element within the scope of EITF 00-21 and/or Staff Accounting Bulletin 104 (Topic 13).

The Company recognizes change fees assessed as revenue at the point at which the ticket is changed. Change fees represent amounts imposed on passengers for making schedule changes to non-refundable tickets. These fees are intended to compensate the airline for completing the ticket exchange, including covering the cost thereof. Change fees are not refundable and have no value to the customer once paid, as they do not attach to the ticket. If the ticket is exchanged again, only the face or fare value and not the change fee could be used against the value of the new ticket, and another change fee would typically apply. These fees are classified as a component of passenger revenues. Change fees included in passenger revenues totaled $21,376,000, $18,956,000, and $14,014,000 for the years ended March 31, 2006, 2005, and 2004, respectively.

Change fees do not meet the definition of “up-front” fees in accordance with Staff Accounting Bulletin 104 (Topic 13) because they are charged/incurred subsequent to the initial ticket sale in a separate transaction. The pricing of the initial ticket sale is not in contemplation of a change fee. The terms, conditions, and amounts of the change fees are not negotiated in conjunction with the initial sales. In the case of change fees, the customer is making an independent decision to pay the fee to preserve the original ticket value in an asset (the original ticket) that would otherwise not have value to the customer. Because this is an independent decision being made by the customer, the customer has made a conscious decision that the value he or she is receiving is equal to or greater than the fee being charged. We believe we are not originating a new revenue-generating transaction concurrent with charging the change fee.

We believe EITF 00-21 is not applicable to change fees, because the change fees are assessed subsequent to the sale of the ticket, they are not “negotiated” at the time of the sale of the ticket, and there is no requirement on the passenger to pay them at the time of the original sale.

We will expand our disclosure in future filings to read substantially as follows:

“Passenger, cargo, and other revenues are recognized when the transportation is provided or after the tickets expire, one year after date of issuance, and are net of excise taxes, passenger facility charges and security fees. Revenues that have been deferred are included in the accompanying balance sheets as air traffic liability. Included in passenger revenue are change fees which may be imposed on passengers for making schedule changes to non-refundable tickets. Change fees are recognized as revenue at the time the change fees are collected from the passenger as they are a separate transaction that occurs subsequent to the date of the original ticket sale.

Form 10-Q: December 31, 2006

Note 12 - Subsequent Event, page 13

4.
Reference is made to the disclosure that you entered into an agreement with Republic Airlines, Inc. (“Republic”), under which Republic will operate up to 17 76-seat Embraer 170 aircraft under the Frontier JetExpress brand. Please supplementally advise us and add disclosure in your revenue recognition policy to discuss whether your accounting for the Republic Airlines agreement will continue to be in accordance with EITF 01-08, “Determining Whether an Arrangement Contains a Lease”. In addition, in your accounting policy, specifically disclose the accounting treatment surrounding the timing and recognition of Republic’s performance based incentives and penalties included in this agreement.

The Company will be accounting for the Republic Airlines agreement in accordance with EITF 01-08, “Determining Whether an Arrangement Contains a Lease”.

We will add substantially the following disclosure to our revenue recognition policy or a separate footnote in future filings to discuss our accounting for the Republic Airlines agreement:

In January 2007, the Company entered into an agreement with Republic Airlines, Inc. (“Republic”), under which Republic will operate up to 17 76-seat Embraer 170 aircraft under the Frontier JetExpress brand. The contract is for an 11-year period from the in-service date of the last aircraft, which is scheduled for December 2008. The service will begin on March 4, 2007 and replaces the CRJ 700 aircraft operated by Horizon. The Company will control the routing, scheduling and ticketing of this service. The Company will reimburse Republic for its expenses related to the operation of the aircraft plus a margin on certain of their expenses. The agreement provides for financial incentives and penalties based on the performance of Republic which are accrued for in the period earned. In accordance with Emerging Issues Task Force No. 01-08, “Determining Whether an Arrangement Contains a Lease” (“EITF 01-08”), the Company has concluded that the Republic agreement contains a lease as the agreement conveys the right to use a specific number and specific type of aircraft over a stated period of time. Frontier establishes the scheduling, routes and pricing of the flights operated as “Frontier JetExpress” under the agreement. Revenues are pro-rated to the segment operated by the regional partner based on miles flown and are included in passenger revenues - regional partner. Expenses directly related to the flights flown by the regional partner are included in operating expenses - regional partner. The Company allocates indirect expenses between mainline and JetExpress operations by using regional partner departures, available seat miles, or passengers as a percentage of system combined departures, available seat miles or passengers.

Segment Information

5.
Reference is made to note 1 (Frontier JetExpress) and Note 12 (Subsequent Event). In view of the January 2007 agreement with Republic Airlines (“Republic”) to operate under the Frontier Jet Express brand with 17 aircraft that replaces the nine aircraft previously operated under agreement with Horizon, it appears the impact on your consolidated financial statements will be material as you have almost doubled the number of aircraft that will be operated by other airlines. It is unclear as to your consideration on including separate segment reporting information in your consolidated financial statements for this new arrangement with Republic. From information herein and disclosures in your consolidated statements of operations for separately reporting revenues and expenses of regional partners, it appears that this is a separate operating segment under the guidance in SFAS No. 131.

With respect to aggregating operating segments, a company must meet all aggregation criteria, including similar economic characteristics, as listed in paragraph 17 of SFAS No. 131. We believe that aggregation is a high hurdle and is appropriate only in situations where, as stated in the basis of conclusions to SFAS 131, “separate reporting of segment information will not add significantly to an investor’s understanding of an enterprise (because) its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects.” In this regard, this agreement with Republic appears to provide different characteristics from your own mainline airline operating activities, as this arrangement is subject to financial incentives, penalties and changes to margin distinct to the performance of the operator (i.e. regional partner). Furthermore, we note that the operating margins from your prior historical arrangements with regional partners (i.e. passenger revenues less operating expenses of regional partners) appears to have provided substantially different results than operating margins incurred by your own mainline operated aircraft relative to the percentage of revenues generated by each of these separate operating activities. In addition, the presentation of “selected mainline operating statistics” that exclude regional partners financial data as well as separate results of operations discussion for mainline operations and regional partners in the Selected Financial Data (page 29) and MD&A (page 35) in the Form 10-K, appears to imply that these separate business activities have dissimilar economic characteristics. Therefore, it appears that separate reportable segment information for this arrangement with your regional partner may be required under the guidance in SFAS No. 131 as well as paragraph 2.61 of the AICPA Industry Audit Guide for Airlines. Please consider these matters and provide us your consideration on whether your future filings will report this arrangement with Republic as a separate reportable business segment, when this service begins in March 2007.

The capacity purchase agreement signed with Republic Airlines (“Republic”) in January 2007, to operate under the Frontier JetExpress brand, provides for the first in-service day for two aircraft on March 4, 2007 for our fiscal year ending March 31, 2006. The revenue generated and the expenses incurred for these two aircraft will not meet the quantitative thresholds under paragraph 18 of SFAS No. 131 for the annual report filed on Form 10-K for the period ended March 31, 2007. While we believe this will qualify as a separate operating segment for the period ending March 31, 2007, we believe the information about the segment would not be useful to readers of the consolidated financial statements for this reporting period.

We have concluded that our agreement with Republic as well as our regional aircraft operations included in our new subsidiary Lynx Aviation will qualify as separate reportable business segments commencing with our first quarter ending June 30, 2007. Our footnotes to our consolidated financial statements in our June 30, 2007 Form 10-Q will disclose separate reportable business segments.

Other

6.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with our above responses to the staff’s comments, Frontier Airlines Holdings, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s comments. If any of our responses require further explanation, please contact me at (720) 374-4510.

Sincerely,

By: /s/ Paul H. Tate
Paul H. Tate
Senior Vice President and Chief Financial Officer